UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Sound Point Floating Rate Income Fund

Address of principal business office:

1185 Avenue of the Americas, 36th Floor
New York, New York 10036

Telephone number (including area code):

(212) 895-2268

Name and address of agent for service of process:

Kevin Gerlitz
c/o Sound Point Floating Rate Income Fund
1185 Avenue of the Americas, 36th Floor
New York, New York 10036

copies to:

Steven M. Giordano, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]	No [ ]

NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 15th day of November, 2012.

SOUND POINT FLOATING RATE INCOME FUND

By: /s/ Kevin Gerlitz
Kevin Gerlitz
Trustee, Treasurer and Secretary

ATTEST:

By: /s/ Stephen Ketchum
Stephen Ketchum
President